DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

July 18, 2002

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated July 18, 2002

Enclosed is a copy of our News Release dated July 18, 2002 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

DENTONIA RESOURCES LTD.
Suite #100 - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Email: dentonia@telus.net

TSX Symbol: DTA
No. of Pages: 1

July 18, 2002

NEWS RELEASE

DECREASE OF OPTION PRICE

Dentonia Resources Ltd. ("Dentonia") advises that it has applied to the TSX Venture Exchange to approve a decrease in the exercise price of 995,000 outstanding existing directors' and employees' stock options from $0.30 per share to $0.10 per share.

A decrease in the exercise price was authorized by Dentonia's shareholders at their annual meeting held on December 19, 2001.

These options will expire on December 10, 2002.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President